UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the matter of:

Yorkville ETF Trust

Yorkville ETF Advisors, LLC

File No. 812-13874

Amended and Restated Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act; (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act; and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

Darren Schuringa

Yorkville ETF Advisors, LLC

950 Third Avenue, 23rd Floor

New York, New York 10022

With a copy to:

Stuart M. Strauss, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Page 1 of 73 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on July 20, 2011.

TABLE OF CONTENTS

(continued)

I.	INTRODUCTION

A.	Summary of Application

In this amended and restated application (the “Application”), the undersigned applicants, Yorkville ETF Trust (the “Trust”), Yorkville ETF Advisors, LLC (the “Adviser” and, collectively with the Trust, “Applicants”), apply for and request from the Securities and Exchange Commission (“SEC” or “Commission”) an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”).1 The Order, if granted, would permit, among other things:

(a)      the Funds (defined below) to issue shares (“Shares”) which are redeemable in large aggregations only;

(b)      Shares of such Funds to trade on a national securities exchange (as defined in Section 2(a)(26) of the Act) (“Exchange”) at negotiated market prices rather than at net asset value per share (“NAV”);

(c)      certain affiliated persons of the Funds, and affiliated persons of such affiliated persons (“Second-Tier Affiliates”), to deposit securities into, and receive securities from, the Funds in connection with the “in-kind” purchase and redemption of aggregations of Shares of such Funds;

(d)      the payment or satisfaction of redemptions by certain Foreign Funds (as defined below) in periods exceeding seven calendar days under specified limited circumstances;

(e)      Funds of Funds (as defined below) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A);

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All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. A Fund of Funds (as defined below) may rely on the Order only to invest in the Funds and not in any other registered investment company. The FOF Participation Agreement (as defined below) also will include this acknowledgement.

(f)      the Funds, any principal underwriter for a Fund and any Broker (as defined below) to sell Shares of the Funds to a Fund of Funds (as defined below) beyond the limitations in Section 12(d)(1)(B); and

(g)      a Fund to sell its Shares to and redeem its Shares from a Fund of Funds (as defined below) of which the Fund is an affiliated person or a second-tier affiliate.

Applicants believe that: (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act; and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the investment objective and policies of each Fund (as defined below); and that the proposed transactions are consistent with the general purposes of the Act.

With respect to Section 12(d)(1), Applicants are requesting relief (“Fund of Funds Relief”) to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limitations in Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(l)(B). Applicants request that any exemption under Section 12(d)(1)(J) from

Sections 12(d)(1)(A) and (B) apply to: (1) each Fund that is currently or subsequently part of the same “group of investment companies” as the Funds within the meaning of Section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Funds of Funds; and (2) each Fund of Funds that enters into a participation agreement (“FOF Participation Agreement”) with a Fund.2 “Funds of Funds” do not include the Funds.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”3 Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

In connection with the Fund of Funds Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund

[2]

In no case will a Fund that invests in other open- and/or closed-end investment companies and/or ETFs as a “fund of funds” rely on the exemption from Section 12(d)(1) being requested in this Application.

[3]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds are affiliated persons or second-tier affiliates.

The relief requested by Applicants will be referred to herein as “Relief”.

B.	Comparability of Relief Sought to Prior Relief Granted by Commission

The requested Relief is substantially identical to that granted by the Commission to other open-end management investment companies commonly referred to as “exchange-traded funds” (“ETFs”), such as ShariahShares Exchange-Traded Fund Trust (“ShariahShares Trust”), Global X Funds (“Global X Funds”), Javelin Exchange-Traded Trust (“Javelin Trust”), ALPS ETF Trust (“ALPS Trust”), Old Mutual Global Shares Trust (“Old Mutual Trust”), NETS™ Trust (“NETS™ Trust”), PowerShares Exchange-Traded Fund Trust (“PowerShares Trust”) and iShares Trust (“iShares Trust”) (collectively, “Prior ETFs”).4

No form having been specifically prescribed for the Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

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In the Matter of ShariahShares Exchange-Traded Fund Trust et al., Investment Company Act Release No. 29130 (Feb. 22, 2010) (“ShariahShares Order”); In the Matter of Global X Funds, et al., Investment Company Act Release No. 28433 (Oct. 3, 2008) (“Global X Order”); In the Matter of Javelin Exchange-Traded Trust, et al.; Investment Company Act Release No. 28367 (Aug. 26, 2008) (“Javelin Order”); In the Matter of ALPS Advisers, Inc., et al.; Investment Company Act Release No. 28262 (May 1, 2008) (“ALPS Order”); In the Matter of Old Mutual Global Shares Trust, et al., Investment Company Act Release Nos. 28847 (Aug. 12, 2009) (notice) and 28898 (Sept. 9, 2009) (order) (“Old Mutual Order”); In the Matter of NETS Trust, et al., Investment Company Act Release No. 28195 (Mar. 17, 2008) (“NETS Order”); In the Matter of PowerShares Market-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (Mar. 28, 2003) (“PowerShares Order”) and In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000) (“iShares Orders”) (“iShares” is a service mark of Barclays Global Investors, N.A.).

II.	BACKGROUND

A.	General

Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors. Applicants request that the Order apply to: (i) the Trust and the Initial Fund (as defined below); (ii) additional series of the Trust that may be created in the future; (iii) additional series of existing open-end management investment companies that may be created in the future; and (iv) newly created open-end management investment companies and separate series thereof (each, a “Fund,” and collectively, the “Funds”). Each Fund will offer separate investment portfolios comprised primarily of equity securities (“Equity Funds”) or fixed income securities (or a combination of equity and fixed income securities) (“Fixed Income Funds”). Each Fund will hold certain equity or fixed income securities (“Portfolio Securities”) and financial instruments selected to correspond, before fees and expenses, generally to the performance of a specified securities index consisting solely of equity and/or fixed income securities (“Underlying Index” and collectively, “Underlying Indices”). For purposes of the Application, references to Funds include the Initial Fund (defined below) and any additional Funds that may be established in the future (the “Future Funds”). Certain of the Underlying Indices are solely comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (“Domestic Indices”). Other Underlying Indices are comprised of foreign and domestic equity and/or fixed income securities and/or solely foreign equity and/or fixed income securities (“Foreign Indices”). Future Funds may be based on Domestic Indices as well as Foreign Indices. Applicants request that the Order apply to the Initial Fund and any Future Fund which operates pursuant to the terms and conditions stated in the Application. Any Future Fund will be advised by the Adviser, or an entity controlling, controlled by or under common control with the Adviser. Applicants will not seek to register any Future Funds or list the Shares of any Fund without complying with all applicable listing rules of the Exchange (as defined below) on which the Shares are primarily listed (the “Listing Exchange”).

The Trust intends initially to offer one Fund (the “Initial Fund”) based on the Underlying Index described below (the “Initial Underlying Index”). The Trust intends to file (a) a Form N-8A to register with the Commission as an open-end management investment company and (b) a registration statement on Form N-1A with respect to the Initial Fund it intends to offer following the filing of this Application.5 The Initial Fund will be an Equity Fund and will track a Domestic Index; Future Funds may be Equity or Fixed Income Funds and may track Domestic or Foreign Indices. Funds which track Domestic Indices are referred to as “Domestic Funds” and Funds which track Foreign Indices are referred to as “Foreign Funds.” See Section II.B for a description of the Initial Fund and the Initial Underlying Index.

Each Fund will issue, on a continuous offering basis, only specified large aggregations of Shares (each such aggregation of Shares a “Creation Unit”) currently expected to be within a range of 25,000 up to 100,000 Shares (e.g., 50,000 or another specified number of Shares for each Fund) as will be clearly stated in such Fund’s prospectus (“Prospectus”). The size of a Creation Unit for each Fund will initially be determined by the Adviser, in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.6 Applicants expect

[5]

Each Fund will comply with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009) (“Release No. 28584”), as well as any other disclosure requirements administered by the Commission.

[6]

The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time, if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

that the initial price of a Creation Unit will be a minimum of $1 million and will fall in the range of $1 million to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $15 to $100. Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. The Shares, however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. Applicants intend that the initial NAV of the Shares be established at a level convenient for trading purposes.

Shares of each Fund will be listed and traded individually on one or more Exchanges. When NYSE Arca, Inc. or NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”) is the Listing Exchange, it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on NYSE Arca. If The Nasdaq Stock Market, Inc. (“NASDAQ”) is the Listing Exchange, one or more member firms of NASDAQ will act as a market maker (“NASDAQ Market Maker” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Shares trading on NASDAQ.7

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market

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If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing. Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker or NASDAQ Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of each Fund generally will be made by an “in-kind” tender of specified securities in the manner described below in Section II.I. “Sales of Shares” and Section II.K. “Redemption.” Applicants believe that this “in-kind method” will minimize the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and should permit closer tracking of each Fund’s Underlying Index. Applicants submit that this “in-kind” mechanism also should provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

B.	The Initial Fund

The Trust is a Delaware statutory trust. The Trust will be registered under the Act with the Commission as an open-end management investment company and will initially be comprised of the Initial Fund. The Initial Fund will be a separate series of the Trust and will offer and sell its Shares pursuant to a registration statement which will be filed with the Commission under the Act and the Securities Act of 1933, as amended (“Securities Act”). The Initial Fund will consist of some or all of the component securities (“Component Securities”) of the Initial Underlying Index, selected to correspond generally to the performance of the Initial Underlying Index. Applicants have selected the Initial Underlying Index described below as the Underlying Index on which the Initial Fund will be based.

The Initial Underlying Index will be a passive equity index. The Initial Underlying Index will be a rules based index designed to give investors a means of tracking the performance of U.S. Publicly Traded Partnerships (“PTP”) of which approximately 80%, as measured by market capitalization, are Master Limited Partnerships (“MLP”). The Initial Underlying Index will employ a fundamental overlay to identify companies for inclusion that have favorable investment characteristics (i.e., yield, distribution coverage and growth). Finally, market capitalization and liquidity screens will be run on-top of the fundamental screens to ensure sufficient liquidity across the Initial Underlying Index. The Initial Underlying Index will be comprised of approximately 20 to 30 PTPs selected from the universe of PTPs (which, as of May 31, 2011, consisted of ninety-six securities with an average market capitalization of $3.3 billion and an aggregate market capitalization of $320 billion). The compiler of the Initial Underlying Index is not an affiliated person, or a Second-Tier Affiliate, of the Trust or a Fund, of the Adviser, of any Sub-Adviser (as defined below) to or promoter of a Fund, or of the Distributor (as defined below).

C.	The Adviser

The Adviser will be the investment adviser to the Initial Fund. The Adviser is a limited liability company organized under the laws of the State of Delaware, with its principal office located at 950 Third Avenue, 23rd Floor New York, New York 10022. The Adviser will be registered with the Commission as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Adviser may in the future enter, into sub-advisory agreements with one or more additional investment advisers to act as “sub-advisers” with respect to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, will supply individuals or a team of individuals who will serve as the portfolio managers for the relevant Funds. Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each relevant Fund’s assets in accordance with the Fund’s investment objective. Any Sub-Adviser will be registered with the Commission under Section 203 of the Advisers Act.

D.	The Distributor

The Trust will enter into a distribution agreement with one or more distributors. Each distributor will be Broker and will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds. Each Distributor will distribute Shares on an agency basis. No Distributor is or will be affiliated with any Exchange. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor of any Fund may be an “affiliated person” or a Second-Tier Affiliate of that Fund’s Adviser and/or Sub-Advisers.

E.	Underlying Indices

The Funds will be entitled to use their Underlying Indices pursuant to either a licensing agreement with the Index Provider (defined below) of the Underlying Index or a sub-licensing arrangement8 with the Adviser, which will have a licensing agreement with such Index Provider. No entity that compiles, creates, sponsors or maintains an Underlying Index (“Index Provider”) is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or a Second-Tier Affiliate, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor.

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The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider.

F.	Capital Structure and Voting Rights; Book-Entry

Shareholders of a Fund will have one vote per individual Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Massachusetts business trusts.

Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (the “DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and the DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

G.	Investment Objectives and Policies

1.	General

The respective investment objective of each Fund will be to provide investment results that correspond, before fees and expenses, generally to the performance of its relevant

Underlying Index. In seeking to achieve the respective investment objective of each Fund, the Adviser and/or a Sub-Adviser will utilize the indexing investment approaches described below. At least 80% of each Fund’s total assets will be invested in Component Securities of its Underlying Index or in the case of Foreign Funds, Component Securities and Depositary Receipts (defined below) representing such securities (or, where Depositary Receipts are themselves Component Securities of an Underlying Index, the securities underlying such Depositary Receipts), or in the case of Fixed Income Funds, in the Component Securities of its Underlying Index and TBA Transactions (defined below) representing Component Securities.

Each Fund may also invest up to 20% of its assets (the “20% Asset Basket”) in certain index futures, options, options on index futures, and swap contracts, as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, as well in securities not included in its Underlying Index but which the Adviser or the Sub-Adviser believes will help the Fund track its Underlying Index. A Fund will utilize either a “replication strategy” or “representative sampling strategy” as described below. A Fund using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing a representative sampling strategy will hold some, but not necessarily all, of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or to maintain compliance with the requirements under the Internal Revenue Code of 1986 (the “Code”) to qualify as a “regulated investment company” (a “RIC”) (see the discussion below in subsection 2 below). Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity or fixed income securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell. A Fund using a representative sampling strategy will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser or a Sub-Adviser utilizing quantitative analytical procedures described below. Under the representative sampling strategy, each security is selected for inclusion in a Fund through the Adviser’s or the Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. A representative sampling strategy is designed to select securities for a Fund’s portfolio so that the portfolio will have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings, valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index taken in its entirety. The Adviser and a Sub-Adviser may also use a representative sampling strategy to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities.

If a representative sampling strategy is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. However, the Applicants anticipate that the Adviser and/or a Sub-Adviser will be able to manage the Funds such that the expected annual tracking error of a Fund relative to the performance of its Underlying Index will be less than 5%.

2.	Securities in Fund’s 20% Asset Basket Not Included in Its Underlying Index

As discussed in subsection 1 above, a Fund may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index, but which the Adviser or the Sub-Adviser believes will help the Fund track the performance of its Underlying Index. The following examples illustrate certain circumstances in which a Fund may hold Portfolio Securities that are not Component Securities of its Underlying Index. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Deposit Securities (defined below), securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Index. Second, a Fund may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser or the Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser or the Sub-Adviser believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

3.	Depositary Receipts

The Funds may invest in depositary receipts (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership in a security or pool of securities that have been deposited with the Depository.9 A Fund will not invest in any Depositary Receipts that the Adviser or any Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

H.	Exchange Listing

Each Fund will list its Shares on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. Shares of each Fund will be traded on an Exchange in a manner similar to those of other ETFs.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

I.	Sales of Shares

1.	General

The Trust will be structured in a manner similar to all other ETFs currently trading in the U.S. and therefore will offer, issue and sell Shares of its Funds to investors only in

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Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Authority Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Depository may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No Fund will knowingly invest in a Depositary Receipt for which an affiliated person of Applicants serves as the Depository.

Creation Units through the Distributor on a continuous basis at the NAV next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange (the “NYSE”) (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE is open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

In order to keep costs low and permit a Fund to be as fully invested as possible, Shares of the Fund generally will be purchased in Creation Units in exchange for the “in-kind” deposit, by the purchaser, of a portfolio of securities designated by the Adviser or a Sub-Adviser to correspond generally to the performance of the relevant Underlying Index (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses.10 Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of designated Portfolio Securities (“Fund Securities”) and a specified cash payment in the manner more fully described below. Deposit Securities and Fund Securities will correspond pro rata to the Portfolio Securities of a Fund, except for minor differences when it is not possible to break up bonds beyond certain minimum sizes needed for transfer and settlement, or for temporary periods when the Deposit Securities and Fund Securities are adjusted to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index.

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Personnel of the Adviser or any Sub-Adviser who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities will be prohibited from communicating any changes in either basket to other personnel within the Adviser, Sub-Adviser or any affiliates or to other unauthorized individuals or organizations until after such changes have been disseminated by the National Securities Clearing Corporation (“NSCC”).

However, a Fund may identify Deposit Securities and Fund Securities that do not correspond pro rata to the Portfolio Securities to the extent that the Deposit Securities and Fund Securities: (i) consist of a representative sample of the Portfolio Securities that is designed to generate performance that is highly correlated to the performance of the Portfolio Securities; (ii) consist of securities that are already included among the existing Portfolio Securities; and (iii) are the same for all Authorized Participants on a given Business Day. The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. Applicants note that, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate on an “in-kind” basis exclusively.

The Fixed Income Funds may substitute a cash-in-lieu amount to replace any Deposit Security or Fund Security of a Fund that is a “to-be-announced transaction” or “TBA Transaction.” A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Fund Security.11

A Fund may permit, in its discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the

[11]	Applicants expect that a cash-in-lieu amount would replace any TBA transaction that is listed as a Deposit Security or Fund Security of any Fund.

future that its Shares may be purchased in Creation Units on a “cash-only” basis. The decision to permit “cash-only” purchases of Creation Units, to the extent made at all in the future, would be made if the applicable Fund and the Adviser or a Sub-Adviser believed such method would reduce such Fund’s transaction costs or would enhance such Fund’s operating efficiency.

2.	Transaction Fees

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses, as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

Variations in the Transaction Fees may be imposed from time to time in accordance with Rule 22d-1 under the Act. From time to time and for such periods as the Adviser and/or a Sub-Adviser in its sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then-current registration statement for the Fund. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Fund Securities of the Fund. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

3.	Payment Requirements for Creation Units

All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (i) a “Participating Party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission, or (ii) a participant in DTC, and which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order for any reason, including an order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and cash balancing payment, each as described below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities (selected in the manner discussed above under Section II.G. “Investment Objectives and Policies”) together with an amount of cash, if necessary, specified by the Adviser or the Sub-Adviser in the manner described below (“Balancing Amount”). The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities (such value referred to herein as the “Deposit Amount”). The Balancing Amount serves the function of compensating for differences, if any, between the NAV per Creation Unit and that of the Deposit Amount. The Portfolio Deposit will apply to all purchases of Creation Units until a new Portfolio Deposit for a Fund is announced.

Each Fund will make available on each Business Day, prior to the opening of trading on each Fund’s Listing Exchange, the list of the names and the required number of shares of such Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund (“Creation List”), along with the Balancing Amount. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

The identity and number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser or a Sub-Adviser with a view to the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index. The adjustments described above will reflect changes, known to the Adviser or a Sub-Adviser by the time of determination of the Deposit Securities, in the composition of the Underlying Index being tracked by the relevant Fund, or resulting from stock splits and other corporate actions.

In addition, each Fund reserves the right to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount, if any. Substitution might be permitted or required, for example, because one or more Deposit Securities (i) may be unavailable or not available in sufficient quantity for delivery to the applicable Fund upon the purchase of Shares in Creation Units, (ii) may not be eligible for transfer through the ETF Clearing Process (defined below), or (iii) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are available or specified for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares. In the case of a cash purchase of Creation Units, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by such Fund and will affect the value of all Shares, hence the Adviser or the Sub-Adviser may adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution in the manner and within the parameters described in subsection 2 above.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement with the Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of Domestic Equity Funds placed through the Distributor must either: (i) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “ETF Clearing Process”) or (ii) deposit Portfolio Deposits with the Fund “outside” the ETF Clearing Process through the facilities of DTC (“DTC Facilities”). This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the ETF Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

All orders to purchase Creation Units, whether through the ETF Clearing Process, or “outside” the ETF Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time as designated in the relevant Participant Agreement (the “Order Cut-Off Time”) in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. The Order Cut-Off Time is currently 4:00 p.m.

ET for purchases of Shares. In the case of custom orders,12 the order must be received by the Distributor, no later than 3:00 p.m. ET. On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. The procedures for making payment through the ETF Clearing Process as well as “outside” the ETF Clearing Process through DTC Facilities or otherwise, will be set forth in detail in each Fund’s SAI.

The ETF Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds; hence an entity purchasing (or redeeming) such Creation Units must effect such transactions “outside” the ETF Clearing Process. Authorized Participants making payments for Creation Units of Shares of Foreign Funds placed through the Distributor must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the ETF Clearing Process through each Fund’s custodian and relevant sub-custodians in the manner described below. Once the Fund’s custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

The Fund’s custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Portfolio Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustment as advised by the Fund. Deposit Securities must be maintained by the applicable local sub-custodian(s). All sub-

[12]

A custom order may be placed by an Authorized Participant in the event that the Fund permits the substitution of an amount of cash to be added to the Balancing Amount to replace any Deposit Security which may not be eligible for transfer through the ETF Clearing Process, which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

custodians will comply with Rule 17f-5 under the Act. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Except as described below, Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds. The ETF Clearing Process is not currently available for ETFs that invest in fixed income securities. Therefore, transactions must be effected “outside” the ETF Clearing Process. Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market. The Shares will settle through DTC. The custodian will monitor the movement of the underlying Deposit Securities and will instruct the movement of Shares only upon validation that such securities have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.13 Applicants do not believe the issuance and settlement of Creation Units in the manner

[13]

Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser or a Sub-Adviser) to reject any order for any reason, including an order not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)

the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)

there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the transfer agent, the custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

The SAI of each Fund will disclose any other grounds for rejection of purchase orders transmitted to the Fund by the Distributor.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral.

J.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The market price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

K.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a whole Creation Unit in order to redeem through the applicable Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at the NAV next determined after receipt of a request for redemption by the applicable Fund. Each Fund will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, “in-kind,” or a combination of both, provided the value of its redemption payments, on a Creation Unit basis, equals the NAV times the appropriate number of Shares of such Creation Unit.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (see Section IV.D.).

Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment (defined below) in effect and Fund Securities listed on the date a request for redemption is made.14

The Adviser and/or a Sub-Adviser will publish daily the list of Fund Securities which a redeemer will receive from the Fund (“Redemption List”).15 In some instances, the Creation List may differ slightly from the Redemption List because the Redemption List will identify the Fund Securities currently held in a Fund’s Portfolio and the Creation List will identify securities to be added to the portfolio.16 The Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Redemption List is not identical to the Creation List applicable for creations on the same day. To the extent that the Fund Securities on the Redemption List have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the applicable Fund.

[14]

In the event that any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but any Fund may be terminated either by a majority vote of the Board of Trustees of the Fund (“Board”) or by the affirmative vote of a majority of the holders of the Fund entitled to vote. Although the Fund Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an “in-kind” election for shareholders owning in excess of a certain stated minimum amount.

[15]

The Adviser and the Distributor have adopted a Code of Ethics as required under Rule 17j-1 of the Act, and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Adviser and the Distributor have adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information. Similarly, any Sub-Adviser will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

[16]	Such differences would occur only under limited circumstances, as discussed above.

Each Fund may also make redemptions in cash in lieu of transferring one or more Fund Securities to a redeeming investor if the Fund determines, in its discretion, that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Fund Securities, such as the presence of such Fund Securities on a redeeming investment banking firm’s restricted list.

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Fund Securities and the Cash Redemption Payment underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Fund Securities or Cash Redemption Payment and the value of the collateral. The SAI of the Fund will contain further details relating to such collateral procedures.

A redemption request outside the ETF Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the

Creation Unit of such Fund being redeemed through the book-entry system of DTC on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for Fund Securities. An entity redeeming Shares in Creation Unit aggregations “outside” the ETF Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the ETF Clearing Process. In addition, an entity redeeming Shares that receives cash in lieu of one or more Fund Securities may be assessed a higher Transaction Fee on the “cash in lieu” portion to cover the costs of selling such Fund Securities, including trading costs, brokerage commissions, and all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a “cash in lieu” portion.

In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a Broker, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded. If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Fund Securities in such jurisdictions and in certain other circumstances,17

[17]

Applicants note that certain holders of Shares residing in a country that is the locale of the Foreign Index may be subject to unfavorable income tax treatment if they are entitled to receive “in-kind” redemption proceeds. In such cases, the Fund may adopt a policy that such resident shareholders may redeem Creation Units solely for cash.

the Fund may in its discretion exercise its option to redeem such Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash. In such case, the investors will receive a cash payment equal to the NAV of their Shares based on the NAV of Shares of the relevant Fund next determined after the redemption request is received in proper form, minus the Transaction Fee, as well as the other costs incidental to converting securities to cash.

L.	Dividend Reinvestment Service

No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients.

M.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.K. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund.

N.	Shareholder Reports

Each Fund will furnish to the DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to the DTC

Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of semi-annual shareholder reports.

O.	Availability of Information Regarding Shares and Underlying Indices

Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day, per individual outstanding Share of each Fund, will be made available. The Funds’ administrator intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund stated on a per individual Share basis representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per individual Share basis. The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy. If an Index is comprised of both U.S. and foreign securities or exclusively foreign securities, the Index Provider of such Underlying Index will ensure that the value of the Underlying Index will be updated intra-day on a real time basis as individual Component Securities change in price and will be disseminated every 15 seconds throughout the trading day by the relevant Listing Exchange or such other organization authorized by the Index Provider to reflect: (i) changing market prices if there is any overlap between the normal market hours in the United States and the market(s) covered by such Underlying Index (otherwise closing or last-sale prices in the applicable non-U.S. market are used); and (ii) changing currency exchange rates. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit as well as information regarding the Balancing Amount. A website for each Fund will include the Portfolio Securities and relevant Underlying Index for each Fund, on a per Share basis, for each Fund the prior Business Day’s NAV and the market closing price or the midpoint of the bid/ask spread as of the time of the calculation of the NAV (“Bid/Ask Price”) and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, the Component Securities of the relevant Underlying Index and a description of the methodology used in its computation will be maintained (or a web address to where such information may be obtained) (“Website”). The Website, which is and will be publicly accessible at no charge, will be publicly available prior to the public offering of Shares.

The closing prices of each Fund’s Deposit Securities are readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of other Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

P.	Sales and Marketing Materials; Prospectus Disclosure

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in a Fund’s Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies: (i) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (ii) the term “open-end management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Fund’s Prospectus cover page or summary; (iii) the front cover page of the Fund’s Prospectus (and Summary Prospectus, if any) will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (iv) the Fund’s Prospectus (and Summary Prospectus, if any) will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (v) the Fund’s Prospectus (and Summary Prospectus, if any) will clearly disclose that individual Fund Share prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Units will be in the SAI.

Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “exchange-traded fund,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,”

except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with the investor educational materials issued or circulated in connection with the Shares.

After a Fund has traded for twelve months or more, the Website will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intra-day marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

The primary disclosure document with respect to the Shares will be the Fund’s Prospectus or Summary Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a Prospectus or Summary Prospectus.

A Fund’s Prospectus and/or SAI will make clear that Shares may be bought from a Fund only in Creation Units and redeemed by the Fund only if tendered in Creation Units. It will note that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit.

The Funds will provide copies of its annual and semi-annual shareholder reports to DTC participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

Q.	Procedure by which Shares Will Reach Investors; Disclosure Documents

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed below.

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the NAV or aggregate value of the Portfolio Securities held by such Fund.18 Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV.

[18]	The aggregate value of the Portfolio Securities held by a Fund may differ from the NAV of Shares of a Fund in that the Fund’s NAV includes expenses.

Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities on the Exchange.

In the above examples, those who purchase Shares of a Fund in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

The proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Some activities on the part of Brokers and other persons may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a Broker and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such

Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular cases.

Dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.19

The Distributor will act as coordinator in connection with the production and distribution of such materials to Brokers and will make generally known among the Broker community that a current version of a Fund’s Prospectus, Summary Prospectus (if any) and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver a Fund’s Prospectus, Summary Prospectus (if any) and SAI to the Listing Exchange, where they will be available for review by investors.

[19]

Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus and/or Summary Prospectus (until such Prospectus and/or Summary Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange is satisfied by the fact that the Fund’s Prospectus, Summary Prospectus (if any) and SAI are available at such Exchange upon request. The prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the Listing Exchange.

III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS: SUMMARY OF THE APPLICATION

Applicants seek an order from the Commission (i) permitting each Fund as an open-end investment company to issue Shares that are redeemable in large aggregations only; (ii) permitting secondary market transactions in Shares at negotiated prices, rather than at the current offering price; (iii) permitting affiliated persons of each Fund, or affiliated persons of such affiliated persons, to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; and (iv) permitting a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances, if certain conditions hereinafter described are met; (v) permitting certain registered management investment companies and UITs outside of the same group of investment companies as the Funds to acquire Shares in excess of the limits in 12(d)(1)(A), and the Funds, any principal underwriter for a Fund and any Broker to sell Shares to such companies and UITs in excess of the limits in 12(d)(1)(B); and (vi) in connection with the transactions described in (v), the Funds as well as the companies and/or UITs to engage in certain affiliated transactions, all as more fully set forth below.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a potentially lower cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. market; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at the Fund’s NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, will be reasonable and fair and will not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policies of each Fund as described herein and are consistent with the general purposes of the Act.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in the Prior ETF orders.

IV.	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer … is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual

Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of a Creation Unit.

Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

Applicants believe that permitting the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares of each Fund, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from20 the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in a Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as

[20]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

those of Rule 22c-1, appear to have been intended (i) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) to prevent unjust discrimination or preferential treatment among buyers, and (iii) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.21

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.22 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no

[21]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

[22]

The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

shareholder should have an advantage over any other shareholder in the sale of such Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices at or close to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to permit certain affiliated persons, or Second-Tier Affiliates, to effectuate purchases and redemptions “in-kind.”23

[23]

Each Fund must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including any laws with respect to Deposit Securities and Fund Securities that are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the relevant Funds will comply with the conditions of Rule 144A, including in satisfying redemptions with such Rule 144A eligible restricted Fund Securities. The Prospectus will also state that an Authorized Participant that is not a “Qualified Institutional

Section 17(a)(1) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely securities of which the buyer is the issuer, securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

“. . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting

Buyer” as defined in Rule 144A under the Securities Act will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A.

securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. . .”

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Past applications of Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).24

To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be, and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to

[24]	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities. Also, the Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Market Maker’s market-making activities. In addition, one or more holders of Shares, or the Market Maker might from time to time, accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). The Applicants request an exemption to permit persons that are affiliated persons of the Funds or Second-Tier Affiliates solely by virtue of one or more of the following: (i) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants also seek an exemption from Sections 17(a)(1) and (2) to permit sales of Shares by any Fund to a Fund of Funds and purchases of Shares by a Fund from a redeeming Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.25 In this regard, Applicants observe that a Fund of Funds that relies on the Section 12(d)(1) relief requested herein could potentially own 5% or more of the Shares of a Fund. Under such circumstances, the Fund could be deemed to be an affiliated person of the Fund of Funds, and the

[25]

To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds and Funds of Funds.

Fund of Funds could be deemed to be an affiliated person of the Funds. To the extent that a Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund to the Fund of Funds and purchase of Shares by the Fund from a redeeming Fund of Funds may be deemed to violate Section 17(a) of the Act.26

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for “in kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number of the purchases or redemptions of Creation Units. It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Portfolio Securities, Deposit Securities, Fund Securities, and Cash Redemption Payments (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer. Deposit Securities and Fund Securities will be valued in the identical manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer as discussed above in Section II.K. “Redemption.”

Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to more closely track its Underlying Index and therefore aid in achieving the Fund’s objectives. Applicants do not believe that “in-kind” purchases and

[26]

Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or a second-tier affiliate, for the purchase by the Fund of Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds may be prohibited by Section 17(e) of the Act. The FOF Participation Agreement will include this acknowledgement.

redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is identical to that used for calculating “in-kind” purchase or redemption values and, therefore, creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to a Fund of Funds and the purchase of Creation Units by a Fund from a redeeming Fund of Funds, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund, therefore, will do so at the Fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

Further, no Fund of Funds will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and each Fund of Funds involved. Shares of the Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of the Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Funds of Funds.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

D.	Exemption from the Provisions of Section 22(e) of the Act

The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except–

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)

for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven calendar days for a Foreign Fund, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Fund Securities “in-kind” only,

Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Funds. Applicants request that relief be granted such that Foreign Funds holding Fund Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the number of calendar days (up to 15 days) known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign markets where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle.27 With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year will not exceed 15 calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,28 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours29), the elimination of existing holidays or changes in local

[27]	Certain countries in which a Fund may invest have historically had settlement periods of up to 15 calendar days.

[28]

Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, for example, the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

[29]

A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market securities delivery practices,30 could affect the information set forth herein at some time in the future. Nevertheless, each Foreign Fund will deliver redemption proceeds within a maximum of 15 calendar days of receiving a redemption request. The Funds’ Prospectuses and/or SAIs will identify those instances in a given year where, due to local holidays, more than seven and up to a maximum of 15 calendar days will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays, if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the number of days up to a maximum of 15 calendar days needed to deliver the proceeds for each Foreign Fund.

Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within a maximum of 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

[30]

Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI that redemption payments will be effected within the specified number of calendar days up to a maximum of 15 calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.	Exemptions from the Provisions of Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Funds of Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Funds of Funds in excess of the limits in Section 12(d)(l)(B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

1.	Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.31 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.32 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase”33

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).34 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3)

[31]	Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).

[32]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

[33]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[34]	See H.R Rep. No 91-1382, 91st Cong, 2d Sess., at 11 (1970).

“largely illusory” diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).35

Applicants propose a number of conditions designed to address these concerns.

Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of a Fund of Funds’ Advisory Group36 and a Fund of Funds’ Sub-Advisory Group37 to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds’ Adviser, Fund of Funds’ Sub-Adviser, Sponsor, promoter, or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or

[35]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

[36]

For purposes of this Application, the “Fund of Funds’ Advisory Group” is defined as the Fund of Funds’ Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds’ Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds’ Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds’ Adviser or Sponsor. In this regard, each Investment Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Fund of Funds’ Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”

[37]

A “Fund of Funds’ Sub-Advisory Group” is defined as the Fund of Funds’ Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds’ Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Fund of Funds’ Sub-Adviser.”

transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate38.

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds’ Adviser, Fund of Funds’ Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds’ Adviser, Fund of Funds’ Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

[38]	A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees as defined in Section 2(a)(19) of the Act, will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

As mentioned above, Shares are sold without sales charges.39 In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, a Fund of Funds’ Adviser or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds’ Adviser, trustee or Sponsor, or an affiliated person of the Fund of Funds’ Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Fund of Funds in the Fund. In addition, the Fund of Funds’ Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds’ Sub-Adviser or an affiliated person of the Fund of Funds’ Sub-Adviser, from a Fund in connection with the investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds’ Sub-Adviser. Condition B.11

[39]	Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.

prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.40

In order to address concerns about complexity, Applicants propose condition B.12, which provides that no Fund may acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act. The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company.

V.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the Relief will be subject to the following conditions:41

A.	Index-Based ETF Relief

1.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.	As long as the Funds operate in reliance on the requested order, the Shares of each Fund will be listed on an Exchange.

3.

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.

The Website for each Fund, which is and will be publicly accessible at no charge, will contain on a per Share basis, for each Fund, the prior Business Day’s NAV and the market closing price or the midpoint of the Bid/Ask Price, and a

[40]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

[41]	See note 5, supra.

calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

B.	Section 12(d)(1) Relief

1.

The members of the Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of the Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Fund for which the Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.

No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.

The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to assure that the Fund of Funds’ Adviser and any Fund of Funds’ Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.

Once an investment by a Fund of Funds in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the independent Board members, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Fund of Funds’ Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund pursuant to Rule 12b-l under the Act) received from a Fund by the Fund of Funds’ Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds’ Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds’ Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds’ Sub-Adviser will waive fees otherwise payable to the Fund of Funds’ Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds’ Sub-Adviser, or an affiliated person of the Fund of Funds’ Sub-Adviser, other than any advisory fees paid to the Fund of Funds’ Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds’ Sub-Adviser. In the event that the Fund of Funds’ Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.

No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.

The Board, including a majority of the independent Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of Beneficial Owners.

8.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.

Before investing in the Shares of a Fund in excess of the limits in Section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

VI.	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

Yorkville ETF Trust c/o: Darren Schuringa 950 Third Avenue, 23rd Floor New York, New York 10022	Yorkville ETF Advisors, LLC c/o: Darren Schuringa 950 Third Avenue, 23rd Floor New York, New York 10022

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant. Darren Schuringa is authorized to sign and file this document on behalf of Yorkville ETF Trust pursuant to the general authority vested in him as Sole Trustee.

/s/ Darren Schuringa
Darren Schuringa

Dated as of July 20, 2011

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicant. Darren Schuringa is authorized to sign and file this document on behalf of Yorkville ETF Advisors, LLC pursuant to the general authority vested in him as Managing Member of Yorkville ETF Advisors, LLC.

/s/ Darren Schuringa
Darren Schuringa

Dated as of July 20, 2011

Verification of Application and Statement of Fact

The undersigned states that he has duly executed the attached Application dated July 20, 2011, for an order, for and on behalf of the Yorkville ETF Trust, that he is the sole trustee of such entity, and that all actions taken by the trustee and other persons necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Darren Schuringa
Darren Schuringa

Verification of Application and Statement of Fact

The undersigned states that he has duly executed the attached Application dated July 20, 2011, for an order, for and on behalf of Yorkville ETF Advisors, LLC, that he is Managing Member of such entity, and that all actions taken by other persons necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Darren Schuringa
Darren Schuringa

EXHIBIT A – UNANIMOUS WRITTEN CONSENT AND ACTION IN LIEU OF A

MEETING OF BOARD OF TRUSTEES

The undersigned, being the Sole Trustee of Yorkville ETF Trust, a Delaware statutory trust (the “Trust”), does hereby consent and agree to the adoption of the following resolutions effective as of February 28, 2011 and the filing of the same with the minutes of the proceedings of the Board of Trustees, with the same effect as if such action had been taken by unanimous vote at a meeting of the Board of Trustees duly called and held:

RESOLVED, that the Sole Trustee hereby ratifies and authorizes in the name and on behalf of the Trust the preparation, execution and filing with the Securities and Exchange Commission of an Application for an Order of Exemption under Section 6(c), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Investment Company Act of 1940, as amended (the “Act”) and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, with such changes as may be recommended by outside counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate.

/s/ Darren Schuringa
Darren Schuringa
Sole Trustee

73